FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Decision of the 442nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, October 16, 2008

2.	Summary of Minutes of the 443rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, October 22, 2008

3.	Summary of Principal Decisions of the 77th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 22, 2008

4.	Summary of Principal Decisions of the 78th Meeting of the Board of Directors, Cemig Distribuição S.A., October 29–30, 2008

5.	Summary of Minutes of the 444th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, October 29–30, 2008

6.	Summary of Principal Decisions of the 78th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 29–30, 2008

7.	Market Announcement, Companhia Energética de Minas Gerais – CEMIG, November 4, 2008

8.	Explanations on GAE/SRE–2629/08 of November 5, 2008, Companhia Energética de Minas Gerais – CEMIG, November 7, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date: November 17, 2008

1.             Summary of Decision of the 442nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, October 16, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISION OF THE 442ND MEETING OF THE BOARD OF DIRECTORS

At its meeting held on October 16, 2008, the Board of Directors of Cemig – Companhia Energética de Minas Gerais – approved the following matter:

•      Acquisition of stockholding in an electricity transmission concession holder.

Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

2.             Summary of Minutes of the 443rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, October 22, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF MINUTES OF THE 443RD MEETING OF THE BOARD OF DIRECTORS

At its meeting held on October 22, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.     Consent to increase of the registered capital of Central Termelétrica de Cogeração S.A. (“Cogeração”), to R$ 150,000,000.00 (one hundred and fifty million Reais), and alteration of that company’s objects to include the activity of electricity transmission, and holding of interests in other companies.

2.     Orientation for the vote of the representatives of Cemig in the meetings of the Board of Directors and in the Extraordinary General Meeting of Stockholders of Cogeração, in favor of: approval of the increase in the capital of that company, and alteration of Clauses 3 and 5 of its Bylaws to reflect the above-mentioned approvals.

Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

3.             Summary of Principal Decisions of the 77th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 22, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 77th meeting, held on October 22, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

•      Indicative, non-binding proposal for acquisition of a company holding electricity generation assets.

4.             Summary of Principal Decisions of the 78th Meeting of the Board of Directors, Cemig Distribuição S.A., October 29–30, 2008

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 78th meeting, begun on October 29, 2008 and completed on October 30, 2008 the Board of Directors of Cemig Distribuição S.A. approved the following:

1.     Incentive-bearing donation / Project: Toy library.

2.     Signing of working agreement for technical cooperation and financial participation for urban recovery and natural landscaping of Arrudas Creek.

3.     Participation of Rosal Energia S.A. in the private pension plan and the dental health care program.

4.     Cost of capital for economic valuation of investments – parameters and criteria.

5.     Guidelines for the 2008-2009 Collective Work Agreement.

Cemig General Secretariat – SG

5.             Summary of Minutes of the 444th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, October 29–30, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF MINUTES OF THE 444th MEETING OF THE BOARD OF DIRECTORS

At its meeting begun on October 29, 2008 and completed on October 30, 2008 the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.     Contracting of KPMG Auditores Independentes.

2.     Participation of Rosal Energia S.A. in the private pension plan and the dental health care program.

3.     Cost of capital for economic valuation of investments — parameters and criteria.

4.     Special-purpose company: Guanhães Energia S.A.

5.     Participation of Cemig GT in Lot D of Aneel Auction 004/2008.

6.     Increase in the registered capital of EBTE and orientation for vote of the representative in meetings of EATE.

7.     Guidelines for the 2008-2009 Collective Work Agreement.

Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

6.             Summary of Principal Decisions of the 78th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 29–30, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 78th meeting, begun on October 29, 2008 and completed on October 30, 2008 the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.     Contracting of services for repowering of hydroelectric plants.

2.     Singing of electricity sale contracts with Usina Termelétrica Barreiro S.A.

3.     Signing of amendments to a contract for use of the transmission system.

4.     Participation of Rosal Energia S.A. in the private pension plan and the dental health care program.

5.     The special-purpose company Guanhães Energia S.A.

6.     Cost of capital for economic valuation of investments – parameters and criteria.

7.     Participation of Cemig GT in Lot D of Aneel Auction 004/2008.

8.     Filing of legal action relating to re-accounting and settlement in the short-term electricity market.

9.     Guidelines for the 2008-2009 Collective Work Agreement.

7.             Market Announcement, Companhia Energética de Minas Gerais – CEMIG, November 4, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to best corporate governance practices, hereby informs the public, in accordance with Article 12 of CVM Instruction 358 of January 3, 2002, and complementing the MATERIAL ANNOUNCEMENT made on April 28, 2008, that: following the approval by the Brazilian electricity regulator, Aneel (National Electricity Agency), and by the Brazilian Development Bank (BNDES) and other creditors, on October 31, 2008, through its jointly-controlled subsidiary EATE (Empresa Amazonense de Transmissão de Energia S.A.), Cemig concluded the acquisition of 80% of the registered capital of Lumitrans (Companhia Transmissora de Energia Elétrica) and 80% of the registered capital of STC (Sistema de Transmissão Catarinense S.A.).

EATE paid R$ 32,455,202.02 (thirty two million four hundred and fifty five thousand two hundred and two Reais and two centavos) for the shares in Lumitrans and R$ 56,779,346.65 (fifty six million seven hundred and seventy nine thousand three hundred and forty six Reais and sixty-five centavos) for the shares in STC.

Belo Horizonte, November 4, 2008

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024.     Fax: +55-31 3506-5025

8.             Explanations on GAE/SRE–2629/08 of November 5, 2008, Companhia Energética de Minas Gerais – CEMIG, November 7, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

EXPLANATIONS on GAE/SRE–2629/08, of November 5, 2008

Question asked by the CVM:

Considering the terms of the Market Announcement of November 04, 2008, we request you to inform us, for the purposes of orientation of the market, whether the acquisition, through the jointly-controlled subsidiary Empresa Amazonense de Transmissão de Energia S.A. – EATE, of 80% of the registered capital of Lumitrans – Companhia Transmissora de Energia Elétrica and 80% of the registered capital of STC – Sistema de Transmissão Catarinense S.A will produce for the stockholders of Companhia Energética de Minas Gerais – Cemig the right to withdraw as specified in Article 256 of Law 6404/76, as amended by Law 10.303/01.

If so, please give this information:

•              Which stockholders will have the right to state an opinion, that is to say, stockholders of record on what day will have the right to dissent from the decisions of the General Meeting of Stockholders to be called for approval or rectification of the transaction?

•              The amount of the reimbursement, in R$ per share.

•              The period and the procedures that dissenting stockholders should adopt to enable them to state their positions.

Reply by Cemig:

Dear Sirs,

In response to the official request referred to above, we hereby inform the public that the transaction of acquisition, by Empresa Amazonense de Transmissão de Energia S.A. – EATE, of 80% of the registered capital of STC – Sistema de Transmissão Catarinense S.A does not give the stockholders of Companhia Energética de Minas Gerais – Cemig the right to withdraw, as referred to in Article 256 of Law 6404/76, as amended by Law 10303/01, since Cemig holds only 25% of the voting stock, and 16.89% of the total shares: this holding does not give Cemig total control over the operations of that company.

Additionally, EATE (Empresa Amazonense de Transmissão de Energia S.A.) is not a listed company, and hence Article 256 of Law 6404 of 1976 does not apply to it.

Hoping to have met your requests satisfactorily, we remain available for any further explanations that may be necessary.

Belo Horizonte, November 7, 2008

Yours,

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024